October 4, 2005

Securities and Exchange Commission

Washington, DC 20549-7010

Attn:  Jennifer Hardy, Legal Branch Chief

RE:	Spherix Incorporated
Registration Statement on Form S-2
File No. 333-126930

Dear Ms. Hardy:

In response to the Commission’s letter dated September 28, 2005, Spherix Incorporated (the “Company”) is pleased to provide the following responses to the Commission’s request for additional information regarding our Registration Statement on Form S-2.  Attached hereto are the Commission’s inquiries and the Company’s responses which have been numbered to correspond to the paragraph numbers contained in the September 28, 2005 letter.

Also accompanying this letter is a revised draft of the registration statement as an Amendment No. 4 to Form S-2.

The Company also acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard C. Levin
Richard C. Levin,
President and CFO

Where You Can find More Information, page 20

SEC Comment

1.                                       Please revise the list of incorporated documents to include your current report on Form 8-K filed September 23, 2005.

Spherix Response

The list of incorporated documents has been revised as requested.

Part II – Information Not Required in Prospectus, Page 22

Item 16, Exhibits, page 22

SEC Comment

2.                                       We note the letter that you provided to us supplementally regarding the removal of David Gonzalez as escrow agent and the termination of the escrow agreement dated as of July 22, 2005.  Please file this letter as an exhibit to your registration statement.

Spherix Response

The letter agreement has been filed as an exhibit.

SEC Comment

3.                                       Please file your escrow agreement dated as of September 22, 2005 as an exhibit to your registration statement.

Spherix Response

The escrow agreement has been filed as an exhibit.